                                                                  Investment U-1

            As filed with the Securities and Exchange Commission on
                        June 26, 2002 File No. 70-10050

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 AMENDMENT NO. 1
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         -------------------------------

        Exelon Corporation                   Exelon Energy Delivery Company, LLC
   Exelon Ventures Company, LLC                  Commonwealth Edison Company
  Exelon Enterprises Company, LLC                    PECO Energy Company
  Exelon Generation Company, LLC


                             c/o Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603
               (Name of company or companies filing this statement
                   and address of principal executive offices)
--------------------------------------------------------------------------------
                               Exelon Corporation

 (Name of top registered holding company parent of each applicant or declarant)
                        ---------------------------------

                               Randall E. Mehrberg
                    Senior Vice President and General Counsel
                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603

                    (Name and address of agent for service)
                    ---------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                           Jones, Day, Reavis & Pogue
                           77 West Wacker, Suite 3500
                             Chicago, Illinois 60601
                                  312-782-3939
                              wjharmon@jonesday.com

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                                TABLE OF CONTENTS

                                                                            Page

Item 1. Description of the Proposed Transaction..............................  1

        A. Introduction and General Request..................................  1

          1. Introduction....................................................  1

          2. Description of the Parties to the Transaction...................  2

          3. Summary of Approvals Sought.....................................  3

        B. Detailed Description of Approvals Sought..........................  4

          1. Development and Administrative Activities.......................  4

          2. Incidental Acquisition of Non-Utility Assets....................  6

          3. New Intermediate Subsidiaries for Internal
             Corporate Structuring...........................................  6

          4. Internal Corporate Reorganizations..............................  9

          5. Non-U.S. Energy Related Subsidiaries............................ 10

        C. Rule 54........................................................... 12

        D. Other Matters..................................................... 13

Item 2. Fees, Commissions and Expenses....................................... 15

Item 3. Applicable Statutory Provisions...................................... 16

Item 4. Regulatory Approvals................................................. 16

Item 5. Procedure............................................................ 16

Item 6. Exhibits and Financial Statements.................................... 17

        A. Exhibits.......................................................... 17

        B. Financial Statements.............................................. 17

Item 7. Information as to Environmental Effects.............................. 17

                                      -i-

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     This Pre-Effective Amendment No. 1 amends and restates in its entirety the
Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission (the "Commission") on February 8, 2002 (File No. 70-10050), with the exception that it does not replace exhibits previously filed.

Item 1. Description of the Proposed Transaction

     A.   Introduction and General Request

          1.   Introduction

     Exelon Corporation, a Pennsylvania corporation ("Exelon"), on behalf of itself and certain Subsidiaries (as defined below) files this Application/Declaration under the Public Utility Holding Company Act of 1935 (the "Act") seeking authority to undertake activities related to Exelon's otherwise permitted investments including in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs"), investments permitted under Rule 58 ("Rule 58 Subsidiaries") and investments in businesses engaged in energy related activities ("Non-U.S. Energy Related Subsidiaries") that, but for being conducted outside the United States, would constitute Rule 58 exempt activities./1/

     Investments in EWGs, FUCOs, ETCs and Rule 58 Subsidiaries are permitted pursuant to the terms of the Act and Rules 53 and 58. As described below, this Application/Declaration seeks limited approval to make investments in Non-U.S. Energy Related Subsidiaries./2/ These permitted investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and (assuming Commission approval herein) Non-U.S. Energy Related Subsidiaries are collectively referred to as "Permitted Non-Utility Investments."

     Each of the directly or indirectly owned subsidiaries of Exelon as of the date hereof is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries."/3/ All of

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     /1/ Exelon was created through transactions referred to as the Merger
(described in the Application/Declaration on Form U-1 in docket 70-9645, the "Merger U-1") that were completed October 20, 2000, subsequent to the Commission issuing its order approving the Merger (the "Merger Order") (HCAR No. 35-27256, October 19, 2000, modified in HCAR No. 35-27259, October 20, 2000). On April 4, 2001, December 14, 2001, and December 20, 2001 Exelon filed post-effective amendments on Form U-1 in file No. 70-9645 seeking modification of the Merger Order relating to certain Subsidiaries providing services to the Utility Companies at other than cost. On October 1, 2001, Exelon filed a post-effective amendment on Form U-1 in file No. 70-9645 seeking final approval of matters relating to Exelon Business Services Company, Exelon's service company. The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the "Financing Order") approving certain financing transactions for Exelon and its Subsidiaries. On June 9, 2000, Exelon filed an Application/Declaration on Form U-1, as amended January 4, 2001 in docket 70-9691 seeking approval for many of the matters included in this Application/Declaration. Exelon expects to file an amendment in docket 70-9691 to delete therein the requests contained in this Application/Declaration and to restate its requests for the remaining matters included in that filing.

     /2/ In this Application/Declaration, Exelon seeks approval to make investments only in Non-U.S. Energy Related Subsidiaries that are engaged in Energy Management and Consulting Services (defined in Item 1.B.5) anywhere outside the United States, and Energy Marketing activities (defined in Item 1.B.5) in Canada and Mexico. No other non-U.S. energy related activities would be approved hereunder.

     /3/ Exelon's existing subsidiaries and investments are described on its Form U5B filed January 23, 2001.





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Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries
(as defined below), are herein called the "Non-Utility Subsidiaries."

     For purposes of this Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the date hereof with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act or, to the extent approved herein, as Non-U.S. Energy Related Subsidiaries. Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants."

          2. Description of the Parties to the Transaction

     Exelon has three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/4/:

          . PECO Energy Company ("PECO"), a Pennsylvania corporation and a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

          . Commonwealth Edison Company ("ComEd"), an Illinois corporation and a public utility company engaged in the transmission, distribution and sale of electricity in Illinois; and

          . Exelon Generation Company, LLC ("Genco"), a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and is also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of EWGs./5/

     In addition, Exelon has the following other principal Subsidiaries:

          . Exelon Energy Delivery Company, LLC ("Delivery"), the intermediate holding company for ComEd and PECO;

          . Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

--------
     /4/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

     /5/ Exelon does not currently own any FUCOs. Genco may also invest in Rule 58 Subsidiaries and Non-U.S. Energy Related Subsidiaries.

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          . Exelon Ventures Company, LLC ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC
          ("Enterprises");/6/ and

          . Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses.

          3.   Summary of Approvals Sought.

          Exelon and its Subsidiaries request authority for each of the following activities or transactions for the period ending June 30, 2005 (the "Authorization Period"):

..    Development and Administrative Activities. Exelon requests authority, directly or through Non-Utility Subsidiaries and Genco, to engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case relating to Permitted Non-Utility Investments. Development Activities and Administrative Activities will relate only to Permitted Non-Utility Investments and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./7/

..    Incidental Acquisition of Non-Utility Assets. Exelon requests authority to expend directly or through Non-Utility Subsidiaries and Genco up to $500 million to construct or acquire from non-affiliated third parties non-utility energy assets that are incidental and related to its business as an electricity and energy commodities marketer and broker ("Energy Assets"). Energy Assets include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, gas or coal reserves, a pipeline spur that is needed for deliveries of fuel to an industrial customer, electric metering and customer electric equipment and associated facilities and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations. Energy Assets will not include any "utility assets" within the meaning of the Act. Such business as an electricity and energy commodities marketer and broker is conducted through Genco or Permitted Non-Utility Investments. The Commission has approved such activities on several occasions./8/

..    New Intermediate Subsidiaries for Internal Corporate Structuring. Exelon
     requests authority to acquire directly or through Non-Utility Subsidiaries and Genco the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") which would be created and organized exclusively for the purpose of acquiring, holding and/or financing or facilitating the acquisition of Permitted Non-Utility Investments. These transactions will involve only internal organization and no

-----------------------

     /6/ As described in the Merger U-1, formation of Ventures was necessary to achieve the desired corporate reorganization of the Unicom Non-Utility Subsidiaries and the PECO Non-Utility Subsidiaries without incurring substantial income tax liability.

     /7/ See cases cited in Item 1.B.1 below.

     /8/ See Item 1.B.2 below.

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     authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./9/

..    Internal Corporate Reorganization. Exelon and its Subsidiaries request authority to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses, for example, by moving a Permitted Non-Utility Subsidiary to be a subsidiary of a different parent company. Such internal reorganizations will be accomplished through a contribution, sale, distribution, assignment or other transfer from one entity and the acquisition by another entity of the securities, assets or interests in such entities. Such internal corporate reorganizations will not include any transfer of utility assets or the securities of any Utility Subsidiary. These transactions will involve only internal reorganizations and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions./10/

..    Non-U.S. Energy Related Subsidiaries. Exelon requests authority to engage through Non-Utility Subsidiaries and Genco in energy related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Non-U.S. Energy Related Subsidiaries will engage in only those activities of the type the Commission has heretofore approved. The Commission has approved such activities on several occasions./11/

     B. Detailed Description of Approvals Sought

               1. Development and Administrative Activities.

     In connection with existing and future Permitted Non-Utility Investments, Exelon requests authority to engage directly and through Non-Utility Subsidiaries and Genco in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments.12 Development Activities and Administrative Activities include preliminary activities designed to result in a Permitted Non-Utility Investment such as an EWG or FUCO; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development and Administrative Activities. Development Activities and Administrative Activities constituting services provided by one Non-Utility Subsidiary or


-----------

     /9/ See Item 1.B. 3. below. The Commission has recognized on several occasions that the authority to acquire exempt subsidiaries such as EWGs, FUCOs, ETCs or Rule 58 Subsidiaries includes the authority to acquire related intermediate holding companies and/or subsidiaries of such exempt companies even if those related companies do not themselves have the status of an exempt company. See, e.g., Energy East Corp., Holding Co. Act Release No. 35-27228 (September 12, 2000) and Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (August 26, 1999); Entergy Corporation, 1995 SEC No-Act LEXIS 901 (Oct. 24, 1995); Entergy Power Development, 1994 WL 731386 (S.E.C.) (Dec. 7,
1994).

     /10/ See Item 1. B. 4. below.

     /11/ See Item 1.B. 5. below. As described in that section, the requested activities are identical or substantially identical to previously approved activities.

     /12/ Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities limited as described in Item I.B.3.

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Genco to any associate company will be provided "at cost" in accordance with section 13(b) and rules 90 and 91 of the Act./13/

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with investments through the purchase, acquisition or construction of facilities or the purchase of securities of other companies. Development Activities will be designed to eventually result in a Permitted Non-Utility Investment.

     Exelon proposes to expend directly or through Non-Utility Subsidiaries and Genco up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./14/ Exelon proposes a "revolving fund" concept for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the "aggregate investment" in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 or 58, as modified by Commission order applicable to Exelon. Amounts expended on Development Activities in cases where the investment is not converted to a Permitted Non-Utility Investment (e.g., an abandoned project) will continue to count against the $500 million limitation.

     This type of approval for a revolving fund of permitted investment in Development Activities has been approved by the Commission in prior cases./15/ The Commission has


----------
     /13/ None of the Development Activities or Administrative Activities for which approval is sought in this Application/Declaration are part of the request made in File No. 70-9645 (which seeks continuation of the temporary authority granted by the Commission for certain services, including services from InfraSource, Inc. and Exelon Services Inc., to to be rendered to and from the Utility Subsidiaries at other than cost). See Post-Effective Amendment No. 5 filed May 30, 2002.

     /14/ Expenditures in EWGs, FUCOs and Rule 58 Subsidiaries which count against the "aggregate investment" limitation of Rule 53 or Rule 58, as modified by Commission orders applicable to Exelon, will not count against the $500 million limitation. Under Section 34 of the Act, there is no limitation on the amount Exelon may invest in ETCs.

     /15/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23, 1999).

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approved the types of Development Activities and Administrative Activities
described above in several cases./16/

          2.   Incidental Acquisition of Non-Utility Assets

     Exelon requests authority to expend directly or through its Non-Utility Subsidiaries and Genco up to $500 million to construct or acquire from non-affiliated third parties Energy Assets that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets; provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4) of the Act. Energy Assets will be acquired only in the countries in which Exelon is authorized to conduct its electricity and energy commodities marketing and brokering business, currently the United States and, if approved herein, Canada and Mexico. Exelon will not acquire directly or indirectly any Energy Assets in any other country unless its activities in that country have been approved by the Commission in a subsequent order. Energy Assets include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, gas or coal reserves, a pipeline spur that is needed for deliveries of fuel to an industrial customer, electric metering and customer electric equipment and associated facilities and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations. Energy Assets will not constitute additional investments in EWGs or FUCOs.

     The Commission has approved the acquisition of Energy Assets and similar activities related to marketing and brokering in several cases./17/

          3.   New Intermediate Subsidiaries for Internal Corporate Structuring

     Exelon proposes to create and acquire directly or indirectly through Non-Utility Subsidiaries or Genco the securities of one or more Intermediate Subsidiaries./18/ Exelon also

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     /16/ E.g., FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Southern Co., Holding Co. Act Release No. 35-27303 (Dec. 15, 2000);
Energy East, Inc., Holding Co. Act Release No. 35-27228 (Sep. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

     /17/ See, e.g., Alliant Energy Corporation, Holding Co. Act Release No. 35-27448 (Oct. 3, 2001) (invest in "energy assets" that are incidental to the ongoing oil and gas exploration and production and energy marketing, brokering and trading operations); American Electric Power Company, Inc., Holding Co. Act Release No. 35-27313 (Dec. 21, 2000) (invest in "energy assets" defined as including natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities and associated facilities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (invest in "energy related activities"); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); Interstate Energy Corp., Holding Co. Act Release No. 35-27069 (Aug. 26, 1999); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23, 1999); The Columbia Gas System, Inc., Holding Co. Act Release No. 35-26610 (Nov. 20, 1996); SEI Holdings, Inc., Holding Co. Act Release No. 35-26581 (Sept. 26, 1996) ("acquire or construct physical assets that are incidental to and reasonably necessary in the day-to-day conduct of marketing operations such as oil and gas storage facilities, gas or coal reserves, or a pipeline spur that is needed for deliveries of fuel to an industrial customer").

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requests that its existing Utility Subsidiaries be authorized to create and acquire Intermediate Subsidiaries for the purpose of efficiently managing the corporate structure of their Non-Utility Subsidiaries./19/ Intermediate subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Exelon's investments in, other direct or indirect Permitted Non-Utility Investments./20/ Intermediate Subsidiaries that are subsidiaries of Non-Utility Subsidiaries or Genco may also engage in Development Activities and Administrative Activities./21/

     There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in Permitted Non-Utility Investments. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form

--------
(continued...)

     /18/ See National Grid Group plc, Holding Co. Act Release No. 35-27490 (Jan. 16, 2002) (Authorizing New National Grid plc to acquire the equity securities of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future nonutility subsidiaries and to provide management, administrative, project development and operating services to such nonutility subsidiaries); National Fuel Gas Company, Holding Co. Act Release No. 35-27487 (Dec. 31, 2001) (extending National Fuel Gas Company's and Horizon Energy Development, Inc.'s authority to, and granting authority to existing Intermediate Subsidiaries to, acquire, directly or indirectly, the equity securities of additional intermediate subsidiaries organized to acquire, finance and hold the securities of EWGs, FUCOs, subsidiaries acquired under Rule 58, to engage in development activities and to sell certain services to other Horizon Energy Development subsidiaries); FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29, 2001) (authorizing FirstEnergy and all of its utility and non-utility subsidiaries (to the extent listed as applicants) to acquire directly or indirectly the securities of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, ETCs and Energy Related Companies and for such intermediate subsidiaries to engage in development and administrative activities related to such entities); Allegheny Energy, Inc. Holding Co. Act Release No. 35-27383 (April 20, 2001) (authorizing Allegheny Energy Supply Company, LLC, an electric utility company subsidiary of Allegheny Energy, Inc., to organize one or more intermediate subsidiaries for the purpose of facilitating the development and consummation of investments in EWGs and FUCOs).

     /19/ FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001) (authorizing FirstEnergy and all of its utility and non-utility subsidiaries (to the extent listed as applicants) to acquire directly or indirectly the securities of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, ETCs and Energy Related Companies and for such intermediate subsidiaries to engage in development and administrative activities related to such entities).

     /20/ In this Application/Declaration, Exelon is not seeking any additional financing authority. In Holding Co. Act Release Nos. 35-27266 and 35-27296 in File No. 1. 070-09693, the Commission approved aggregate investment by Exelon in EWGs and FUCOs of $4 billion. In its Application/Declaration on Form U-1 in File No. 1. 070-09693, as amended through Amendment No. 6 (Fourth Post-Effective), Exelon is requesting that the Commission release jurisdiction over Exelon's request for financing authority in the amount of an additional $4 billion, as well as Exelon's aggregate investment in EWGs and FUCOs in the amount of an additional $1.5 billion.

     /21/ See Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1,
2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (approving certain development and administrative activities).

a foreign Non-Utility Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Exelon or its Subsidiaries./22/

     Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or approved Non-U.S. Energy Related Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Exelon System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Permitted Non-Utility Investments; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon's exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes./23/

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries./24/ If any financing is necessary in the formation of Intermediate Subsidiaries it will be done pursuant to separate authorization of the Commission, such as the financing authority granted to Exelon in File 70-9693 or pursuant to Rule 52 if applicable.

     Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from Exelon's available funds. No authority is sought herein for additional financing authority.


-------------------------

     /22/ Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

     /23/ Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) (approving a virtually identical list of activities).

     /24/ See Powergen plc., Holding Co. Act Release No. 35-27291 (Dec. 6,
2000).

     To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Exelon's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable and as modified by Commission order applicable to Exelon./25/

     The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined above and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, approved Non-U.S. Energy Related Subsidiaries or any other business subject to an investment limitation under the Act.

     Intermediate Subsidiaries have been approved by the Commission in a number of instances./26/

          4. Internal Corporate Reorganizations

     Exelon currently engages directly or through Subsidiaries in certain non-utility businesses. Exelon seeks authority to engage in internal corporate reorganizations to better organize its Non-Utility Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization for the Utility Subsidiaries.

     Exelon and Subsidiaries request authority, to the extent needed, /27/ to sell or to cause any Subsidiary to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, Exelon requests, on behalf of the Subsidiaries, authority to acquire the assets of such businesses, Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Exelon may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described in the this section. Exelon may also liquidate or merge Non-Utility Subsidiaries.


----------------------

     /25/ If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

     /26/ See Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1,
2001); Progress Energy, Holding Co. Act Release No. 35-27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 35-27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

     /27/ The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

     The transactions proposed under this heading will not involve the sale, transfer or other disposition of any utility assets of any Utility Subsidiary to any other person. The transactions proposed under this heading will also not involve any change in the corporate ownership of, or involve any restructuring of, the Utility Subsidiaries.28 Utility Subsidiary for this purpose means any Subsidiary of Exelon which owns or operates utility assets within the meaning of Sections 2(a)(3), 2(a)(4) and 2(a)(18) of the Act./29/

     The Commission has given approval for such general corporate reorganizations in prior cases./30/

          5. Non-U.S. Energy Related Subsidiaries.

     Exelon requests authority herein to acquire directly or indirectly only Non-U.S. Energy Related Subsidiaries of the type listed in this subsection B.5. Exelon believes the following list of energy related activities are substantially identical to activities that have been approved for other registered holding companies outside the United States./31/

     Approval is sought for Non-U.S. Energy Related Subsidiaries to engage in sales of the following goods and services outside the United States:

     "Energy Management Services." Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy


---------------------

     /28/ The Non-Utility Subsidiaries of any Utility Subsidiary may be subject to the corporate reorganization transactions described herein.

     /29/ The generating utility assets of ComEd and PECO (or the securities of interim subsidiaries holding such assets and used to facilitate the Restructurings) were transferred to Genco pursuant to the Restructurings as permitted by the Merger Order. See Merger Order at note 9. Likewise, the transfer of the securities of ComEd and PECO to Exelon Energy Delivery Company was approved in the Merger Order. See Merger Order at text accompanying note 11. See HCAR No. 35-27259, October 20, 2000, which corrected the statement in note 11 of HCAR No. 35-27256.

     /30/ Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12,
2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

     /31/ The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States as more fully described in the following notes. Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); National Fuel Gas Co., Holding Co. Act Rel. No. 35-27114 (Dec. 16, 1999); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999); Central and South West Corp., Holding Co. Act Rel. No. 35-26767 (Oct. 21, 1997). Exelon plans to pursue with the Commission authorization to engage in additional activities outside the United States in Docket 70-9691.

management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems./32/

     "Consulting Services." Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services./33/



---------------------

     /32/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001) (approving energy management services virtually identical to the services requested by Exelon anywhere outside the United States); Progress Energy, Holding Co. Act Release No. 35-27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999); Columbia Energy Group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998) (approving energy management services anywhere outside the United States); Cinergy Corp. HCAR 35-27124 (Jan. 11, 2000) (approving energy management services in Canada and Mexico). See also GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000) (approving such services by a Rule 58 subsidiary).

     /33/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001) (approving consulting services virtually identical to the services requested by Exelon anywhere outside the United States); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) Columbia Energy Group, Holding Co. Act Release No. 35-26868 (May 6, 1998) (approving consulting services anywhere outside the United States).

     "Energy Marketing." The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.34

     Consistent with existing precedent, Exelon requests authority to conduct Energy Management Services and Consulting Services anywhere outside the United States. Also consistent with precedent, Exelon requests authority to conduct Energy Marketing activities in Canada and Mexico.

     To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Exelon will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Amendment No. 4 to the Form U-1 filed in File No. 70-9693 filed December 5, 2000.

     C. Rule 54.

     The proposed transactions are subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

     Exelon currently does not meet all of the conditions of Rule 53(a). As of September 30, 2001, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,353 million which is in excess of the 50% of Exelon's average consolidated retained earnings of $1,022 million at September 30, 2001 which is the "safe harbor" limitation contained in Rule 53(a). However, under the Financing Order the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Order.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. At September 30, 2001, Exelon's consolidated


---------------------

     /34/ See FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29,
2001); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (January 11, 2000) (approving the consulting with respect to gas and electric commodity purchasing in Canada and Mexico); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999) (approving request to broker and market electric power, natural and manufactured gas, emission allowances, coal, oil, refined petroleum products and natural gas liquids at wholesale and retail in Canada); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999) (approving the brokering and marketing of electricity, natural gas and other energy commodities in Canada).

capitalization consists of 33 % equity, 3% preferred securities, 62 % long-term debt (including current maturities of long-term debt), and 2 % short-term debt. These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. Further, since the date of the Financing Order, there has been no material change in Exelon's level of earnings from EWGs and FUCOs.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred./35/ Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

     Exelon's authority to use the proceeds of financings for investments in EWGs and FUCOs is contained in the Financing Order (File No. 70-9693; see footnote 1). Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times during the Authorization Period. As required by the Financing Order, Exelon will file a post-effective amendment in File No. 70-9693 in the event that one of the circumstances described in rule 53(b) should occur during the Authorization Period. If a rule 53(b) event should occur, the Financing Order would cease to be effective to the extent that it authorizes Exelon to use the proceeds of financings approved therein to make any further investments in EWGs and FUCOs in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.

     D. Other Matters.

     Exelon proposes to file consolidated quarterly reports pursuant to Rule 24 with respect to the matters covered in this Application, commencing with the quarterly report for the first full calendar quarter which ends at least 45 days following the date of the order herein./36/ It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2


-----------------

     /35/ ETT Nevada Inc., Inc. an indirect subsidiary of Exelon, filed for protection under Chapter 11 of the Bankruptcy Code on April 4, 2002. This filing was necessary to protect ETT Nevada's $9.3 million equity investment in Northwind Aladdin, LLC from the risk of loss due to a possible lender foreclosure and to avoid disruption to Northwind Aladdin's business and operations. This filing does not violate Rule 53(b)(1) because the bookvalue of ETT Nevada, Inc. $(171,734) is less than 10% of Exelon's consolidated retained earnings of $1,740 million at March 31, 2002.

     /36/ Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Exelon will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest.

that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

     . A copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises;

     . A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended;

     . A narrative description of each investment made during the quarter just ended including:

          .    name of the company and its immediate parent;

          . method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries);

          . type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);

          . with respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter;/37/

          . with respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business;

     . With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer;

     . A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related

--------------
/37/ Exelon is already required to provide this information. See Holding Co. Act Release No. 35-27266, 70-9693.

          Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

          . All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

Item 2.   Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                                    $75,000
Estimated Miscellaneous Expenses                                      25,000
                                                                    --------
     Total                                                          $100,000
                                                                    --------

Item 3.  Applicable Statutory Provisions

     Sections 6, 7, 9, 10, 11, 12, 32, 33 and 34 of the Act and Rules 42, 43,
52, 53, 54, and 58 are considered applicable to the proposed transactions as described below:

                        TRANSACTION                                     APPLICABLE SECTION OR RULE
Acquisition of initial securities of Intermediate            Sections 6, 7, 9(a) and 10; Rule 52.
Subsidiaries, Non-U.S. Energy Related Subsidiaries and
Development Activities and Administrative Activities.

Sale or other transfer by Exelon or a Subsidiary of          Sections 12(c) or Section 12(f), to the extent not
securities and interests in businesses, and acquisition      exempt pursuant to Rules 42 and 43, as  applicable;
thereof by another direct or indirect Subsidiary Exelon;     Sections 6, 7, 9(a) and 10, to the extent not exempt
reorganizations of Subsidiaries.                             pursuant to Rule 58 or Section 32, 33 or 34.

Investment in Energy Assets.                                 Sections 9(a) and 10.

Sale Of Certain Goods And Services Outside The United        Sections 9(c)(3); 11(b)(1); 32; 33; 34 and Rules 53, 54
States.                                                      and 58.

     To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.  Regulatory Approvals

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission issued and published the requisite notice under Rule 23 with respect to this Application-Declaration dated March 1, 2002; such notice specifying March 26,2002 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements


          A.   Exhibits

          Exhibit No.                Description of Document                         Method of Filing
          A              Restated Articles of Incorporation of Exelon        Incorporated by reference to S-4
                                                                             Registration Statement, File No. 333-37082.

          B              Inapplicable                                        NA

          C              Inapplicable                                        NA

          D              Inapplicable                                        NA

          E              Inapplicable                                        NA

          F-1            Preliminary opinion of counsel to Exelon            (Previously filed)

          F-2            Past-tense opinion of counsel to Exelon             Filed by amendment

          G              Form of Notice of filing                            (Previously filed)


          B.   Financial Statements


          Statement No.                   Description                               Method of Filing

          FS-1            Historical consolidated financial statements of     Incorporated by reference to
                          Exelon and subsidiaries                             Annual Report on Form 10-K for
                                                                              the year ended December 31, 2001

Item 7.   Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  June 26, 2002
                            Exelon Corporation

                            By /s/ Ruth Ann M. Gillis
                               ----------------------------
                            Senior Vice President and Chief
                            Financial Officer

                            Exelon Ventures Company, LLC
                            Exelon Enterprises Company, LLC
                            Exelon Generation Company, LLC
                            Exelon Energy Delivery Company, LLC
                            Commonwealth Edison Company
                            PECO Energy Company

                                     c/o Exelon Corporation
                                     10 South Dearborn Street
                                     37th Floor
                                     Chicago, Illinois 60603

                            By Exelon Corporation

                            By /s/ Ruth Ann M. Gillis
                               ----------------------------
                            Senior Vice President and Chief
                            Financial Officer